Filed by Arris Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pace plc

Date: October 22, 2015

Pace Receives Shareholder Approvals for Proposed Combination

SUWANEE, Ga., Oct. 22, 2015 – ARRIS Group Inc. (NASDAQ: ARRS) today announced that Pace received its required shareholder approvals at the court and general shareholder meetings held today to approve the proposed combination with ARRIS. As previously announced, the ARRIS shareholders approved the merger that forms a part of the combination at a special meeting of stockholders held October 21, 2015. Receipt of ARRIS and Pace shareholder approvals represents satisfaction of required conditions to the closing of the combination and the merger; however, the completion of these transactions remains subject to the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the satisfaction of similar merger control requirements in Brazil and Colombia, together with satisfaction of other customary closing conditions.

About ARRIS

ARRIS Group, Inc. (NASDAQ: ARRS) is a world leader in entertainment and communications technology. Our innovations combine hardware, software, and services across the cloud, network, and home to power TV and Internet for millions of people around the globe. The people of ARRIS collaborate with the world’s top service providers, content providers, and retailers to advance the state of our industry and pioneer tomorrow’s connected world. Together, we are inventing the future. For more information, visit www.arris.com.

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Contact:

Bob Puccini

+1.720.895.7787

Bob.Puccini@arris.com

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

ARRIS and the ARRIS Logo are trademarks or registered trademarks of ARRIS Enterprises, Inc. All other trademarks are the property of their respective owners. © ARRIS Enterprises, Inc. 2015. All rights reserved.